Filed Pursuant To Rule 433

Registration No. 333-180974

May 16, 2013

Video Transcript: WGC Gold Demand Trends Q1 2013

Marcus Grubb:

“Gold demand in the first quarter of 2013 fell 13 percent. That’s if you exclude OTC investment. If you include OTC investment, then gold demand was flat at about the same level as it was in 2012.

Gold demand, in India, in Q1, was up, overall, 27 percent at over 256 tons and within that you saw very strong growth in investment demand, that was up 52 percent and very strong growth in jewellery, albeit less than investment, at about 15 percent in the first quarter of 2013. So, overall, a very strong quarter for Indian demand. India remains the largest gold market in the world and I think looking forward, as personal incomes continue to rise in India, you are going to see more and more demand coming from that market.

In the first quarter, Chinese demand rose 20 percent in total, compared with 2012. If you look at it by breaking the categories down, jewellery rose by 19 percent and investment rose by 22 percent, a strong performance for the Chinese market. Overall, we think investment demand is strong in China, also as an inflation hedge and a store of value, and that’s the main reason Chinese consumers are buying gold in bars and coins. Looking forward, we believe demand will remain very strong in China as incomes continue to grow, albeit at a lower rate in the past and whilst economic growth continues to be positive in China for years to come.

A complex picture is emerging for gold demand in the United States. Overall, ETF demand fell by 177 tons, three quarters of which was in the U.S. on the back of a stronger U.S. economy and some switching into other asset classes. However, taking a look at bars and coins, we had a rise of over 40 percent, and also in jewellery, we had an increase of 6 percent, the first rise in quarterly jewellery demand since the third quarter of 2005.

Central bank demand for gold was strong. The buyers of gold are the central banks of emerging countries. In this quarter you saw buying by the Russian Central Bank, the South Korean Central Bank, and also some of the central Asian republics. The reasons for them buying gold remain the same as they were last year; you’re seeing diversification away from the dollar and the euro and also from sovereign debt as it’s no longer seen as a risk free asset class. As far as supply is concerned, mine production rose by 4 percent, however, in response to the softer price, recycling fell by 4 percent and overall gold supply was flat.

Whilst we have been discussing the first quarter gold demand trends, a great deal has occurred in the gold market during April. We saw a large futures trade on the COMEX exchange push the gold price down, but since then we’ve seen very strong demand. In China, in India, in the Middle East, we’ve seen high premiums for gold and strong demand for jewellery and investment products. We’ve seen shortages in some countries and also some refineries announcing waiting lists for products, up to two weeks in some cases. We’ve also seen demand for minted coins increase in western markets. So overall, diverse gold demand across both sectors and geography remain strong and is likely to remain strong in the future.”

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